UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fitell Corporation
Full Name of Registrant

Former Name if Applicable

23-25 Mangrove Lane
Address of Principal Executive Office (Street and Number)

Taren Point, NSW 2229 Australia
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the aftermath of hurricanes Helene and Milton, the offices of the Company’s independent registered public accounting firm, Astra Audit & Advisory LLC (“Astra”), located in Tampa, Florida, were severely impacted by the hurricanes. In light of these circumstances, the Company currently is not in a position to complete the preparation of the financial statements and certain related information required to be included in the Form 20-F for the fiscal year ended June 30, 2024 by October 31, 2024.

The letter of Astra required by Rule 12b-25(c) accompanies this Form 12b-25 as an exhibit.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jamarson Kong, Chief Financial Officer	+612 95245266
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fitell Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2024

	By:	/s/ Yinying Lu
	Name:	Yinying Lu
	Title:	Chief Executive Officer and Director

October 30, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: SEC Form 12b-25(c) – Fitell Corporation

Ticker Symbol: FTEL

For the Period Ending: June 30, 2024

To Whom It May Concern,

We have been engaged to audit the consolidated financial statements of Fitell Corporation (the “Company”) as of June 30, 2024 and for the year then ended. We are writing to confirm that the Company has requested an extension of time to file its annual report on Form 20-F for the year ended June 30, 2024.

The Company has indicated that it is unable to file the report within the prescribed time period due to unexpected circumstances related to the impacts of hurricane Helene and Milton, which severely impacted Tampa, Florida where the audit firm is located.

As the independent auditors, we anticipate being able to complete our audit work and provide our audit opinion no later than November 15, 2024. The Company intends to file its Form 20-F as soon as possible thereafter.

Please feel free to contact us at +1(813)441-9707 should you have any questions or require further information.

Sincerely,

3702 W Spruce St #1430 i Tampa, Florida 33607 i +1.813.441.9707